UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13D
                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ____)

                    Arrow Automotive Industries, Inc.
                            (Name of Issuer)

                      Common Stock, $.10 par value
                     (Title of Class of Securities)

                                042727107
                             (CUSIP Number)

       Dana C. Blakslee, Burns & Levinson LLP, 125 Summer Street,
                     Boston, MA 02110 (617) 345-3468
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                               May 5, 1998
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box.
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CUSIP No.: 042727107

 1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Mary S. Holzwasser

 2.  Check the Appropriate Box if a Member of a Group (See  Instructions)

     (a)_______________________________________________________
     (b)_______________________________________________________

 3.  SEC Use Only _____________________________________________
_________________________________________________________________

 4.  Source of Funds (See Instructions) N/A

 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)_________________________________
_________________________________________________________________

 6.  Citizenship or Place of Organization: United States

Number of      7.   Sole Voting Power:   840,988
Shares Bene-   8.   Shared Voting Power:   536,567
ficially by    9.   Sole Dispositive Power:   840,988
Owned by Each 10.   Shared Dispositive Power:  536,567
Reporting
Person With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
1,377,555

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _________________________________

13.  Percent of Class Represented by Amount in Row (11):  47.95%

14.  Type of Reporting Person (See Instructions):  IN

1.   SECURITY AND ISSUER.

     This statement relates to the common stock, $.10 par value (the "Common Stock"), of Arrow Automotive Industries, Inc., a Massachusetts corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3 Speen Street, Framingham, MA 01701.

2.   IDENTITY OF BACKGROUND.

     This statement is being filed by Mary S. Holzwasser, who resides at 25 Wachusett Road, Newton, Massachusetts 02167. Mrs. Holzwasser is a Director of the Issuer and a private investor. Mrs. Holzwasser has not, during the past five years, been convicted in a criminal proceeding, nor, during the past five years, was she a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws. Mrs. Holzwasser is a citizen of the United States.

3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

4.   PURPOSE OF TRANSACTION.

     Mrs. Holzwasser was the sole beneficiary under The Arrow Automotive Industries, Inc. Voting Trust Agreement dated March 28, 1990, as amended, between Mrs. Holzwasser and Lawrence M. Levinson, as the sole Trustee (the "Voting Trust Agreement"). The Voting Trust Agreement expired by its terms, and pursuant to the terms of the Voting Trust Agreement, the 840,988 shares of Common Stock of the Issuer subject thereto were transferred back to Mrs. Holzwasser, as the sole beneficiary under the Voting Trust Agreement, on May 5, 1998.

5.   INTEREST IN SECURITIES OF THE ISSUER.

     As reported in Item 4, above, as a result of the termination of the Voting Trust Agreement, Mrs. Holzwasser has regained sole voting and dispositive power with respect to the 840,988 shares previously subject thereto.

     As previously reported in Amendment No. 4 to Schedule 13G filed with the Securities and Exchange Commission on February 12, 1991, Mrs. Holzwasser beneficially owns 526,567 shares of the Common Stock of the Issuer held by the Trust u/w/o Albert S. Holzwasser (the "Holzwasser Trust"), of which she is one of three Trustees. The Trustees of the Holzwasser Trust, acting by majority vote, have voting and dispositive power with respect to the shares subject thereto. The other Trustees of the Holzwasser Trust are Lawrence M. Levinson of 75 Royce Road, Newton Centre, Massachusetts and Joseph Segal of 68 Craftsland Road, Chestnut Hill, Massachusetts. Mr. Levinson is currently an attorney and partner in the law firm of Burns & Levinson LLP, 125 Summer Street, Boston, MA. Mr. Segal is currently an independent public accountant. To Mrs. Holzwasser's knowledge, neither Mr. Levinson nor Mr. Segal have, during the past five years, been convicted in a criminal proceeding, nor, during the past five years, were either of them a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws. Both Mr. Levinson and Mr. Segal are citizens of the United States.

     Mrs. Holzwasser also beneficially owns 10,000 shares of the Common Stock of the Issuer held by the Mary S. Holzwasser Charitable Trust (the "Charitable Trust") under a Declaration of Trust dated August 23, 1979, of which Mrs. Holzwasser is a co-Trustee with Lawrence M. Levinson. Mrs. Holzwasser and Mr. Levinson, as co-Trustees, have voting and dispositive power with respect to the shares subject to the Charitable Trust.

     Accordingly, Mrs. Holzwasser is the beneficial owner of 1,377,555 shares of Common Stock in the aggregate, which represents 47.95% of the total number of shares of Common Stock outstanding. Except as described herein, Mrs. Holzwasser has not engaged in any transactions involving the Common Stock of the Issuer during the past 60 days, either individually or in her capacity as a Trustee under the Holzwasser Trust or as Trustee under the Voting Trust Agreement.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Holzwasser Trust provides that the three trustees thereof, acting by majority vote, have voting and dispositive power with respect to the 526,527 shares subject thereto. As discussed above, the Trustees of the Holzwasser Trust are Mrs. Holzwasser, Lawrence M. Levinson and Joseph Segal. The principal beneficial interest in this trust is held by Mrs. Holzwasser, during her lifetime, and thereafter by Harry A. Holzwasser, Mary Sue Rosenthal and Jo-Ann Cohn.

     The Charitable Trust provides that Mrs. Holzwasser and Lawrence M. Levinson, as co-Trustees, have voting and dispositive power with respect to the 10,000 shares subject to the Charitable Trust.

     On October 13, 1994, Mrs. Holzwasser and Harry A. Holzwasser entered into a Pledge Agreement whereby Mr. Holzwasser granted Mrs. Holzwasser a pledge of and security interest in 100,000 shares of Common Stock of the Issuer to secure a Promissory Note executed on that date by Mr. Holzwasser in favor of Mrs. Holzwasser. If an event of default were to occur under the Promissory Note and/or the Pledge Agreement which was not remedied within sixty (60) days after written notice thereof to Mr. Holzwasser, Mrs. Holzwasser could acquire beneficial ownership of some or all of the 100,000 shares of Common Stock subject to the Pledge Agreement.

7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.


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                             SIGNATURE


     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 7, 1998                /S/ MARY S. HOLZWASSER
                                       Mary S. Holzwasser